EXHIBIT 99.2

NYMOX PHARMACEUTICAL CORPORATION

MANAGEMENT PROXY CIRCULAR

July 30, 2026

This proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Nymox Pharmaceutical Corporation (the “Corporation”) for use at the Special Meeting of the shareholders of the Corporation (the "Meeting") to be held virtually on August 28, 2026 at 4:30 p.m. (Eastern Daylight Time), at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”). Unless otherwise provided, the information contained herein is given as of July 30, 2026.

1)	SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of the Corporation, and the cost of solicitation will be borne by the Corporation. This solicitation of proxies is being undertaken by mail.

2)	APPOINTMENT AND REVOCATION OF PROXIES

The proxies must be received by the Corporation before 5:00 p.m. (Eastern Daylight Time), August 26, 2026. A shareholder executing the enclosed proxy has the power to revoke it any time prior to its use, in any manner permitted by law, including by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either at the office of the transfer agent of the Corporation at any time up to the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman on the day of the Meeting or any adjournment thereof. The address of the office of the transfer agent of the Corporation is:

Computershare Investor Services, Inc.

Proxy Department

320 Bay Street, 14th Floor

Toronto (Ontario) M5H 4A6

3)	VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they have been appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote all shares represented by such proxy FOR the election of the proposed directors and FOR the appointment of the proposed auditors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, variation, or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment. As of the date hereof, the management of the Corporation does not anticipate that any such amendment or variation will be presented or that any other matter will come before the Meeting.

1

All matters properly brought before the Meeting shall be decided by a majority of shares voted thereupon except as specifically provided in this Circular.

Revocation of Proxies: A shareholder giving a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, at the Secretary's office of the Corporation, Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof; or in any other manner permitted by law.

Proxy Related Materials – Non-Objecting Beneficial Owners: The Corporation is sending proxy-related materials directly to non-objecting beneficial owners under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer.

4)	VOTING SHARES

As at May 7, 2026, 105,040,140 common shares without par value of the Corporation were outstanding. The holders of common shares will be entitled to one vote per share. The right to vote is determined by the registration of a holder of common shares on the shareholders' list of the Corporation as at the close of business on August 4, 2026 (the “Record Date”) except where a person has transferred any of his or her shares after the Record Date, in which case the transferee is entitled to vote his or her shares at the Meeting provided he or she produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and demands, not later than ten days before the Meeting, that his or her name be included in the shareholders' list of the Corporation before the Meeting. The right to receive the Notice is determined by the registration of a holder of common shares on the shareholders' list of the Corporation on the Record Date.

Any individual authorized by a resolution of the directors or governing body of a body corporate or association being a shareholder of the Corporation is entitled to represent it at the Meeting.

If two or more persons hold common shares of the Corporation jointly, one of those holders may vote the shares jointly held by them.

5)	ELECTION OF DIRECTORS

The Articles of the Corporation provide that the Board of Directors is to be composed of not more than fifteen (15) and of at least five (5) directors, as may be determined by the Board of Directors, from time to time. The Corporation presently has a board comprised of two directors and it is proposed to elect the five directors mentioned below. Each director holds office until the next annual meeting of shareholders, or until the election of his successor, unless he resigns or his office becomes vacant by death, removal, or other cause.

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below. The Management of the Corporation does not contemplate that any of the nominees will be unable or unfit to serve as a director but should there be any change for any reason prior to the Meeting, the persons named in the enclosed form of proxy intend to vote at the Meeting for another nominee at their discretion, unless instructions have been received to refrain from voting with respect to the election of directors.

The following table states the names of all the persons proposed by management of the Corporation to be nominated for election as directors, their municipality, state or province and country of residence, their age, their principal occupation, their position in the Corporation (if any), the period during which each proposed nominee served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

2

Unless otherwise specifically instructed, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the election of the nominees whose names are set forth below.

Name and Municipality of Residence of Nominee	Position with the Corp	Director of Corp since	Principal Occupation	Voting Securities of the Corporation Owned or Controlled
Paul Averback (75), M.D., D.A.B.P. Monaco	CEO, President and Chairman	Sept 20 1995	President of the Corporation	42,738,332 (40.7%) As trustee 607,031* (0.6%)
David Morse (69), Ph.D. Montreal, Canada	Director	June 8, 2006	Professor of Biochemistry University of Montreal	396 (0.001%)
Kresimir Pucaj (73), D.V.M., M.Sc., D.A.B.T Toronto, Canada			CEO, CroToxPath Consulting
Russell Thomson (71) Ph.D. Ashford, UK			European and United Kingdom Qualified Person (QP); Director, TPQ Consultancy
Robert Lachance (80), Montreal, Canada			Financial Consultant

___________

*As joint trustee of a family trust

6)	INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer currently with the Corporation as of the date of this Circular, nor any nominee for election as a director of the Corporation, nor any person associated with such director, officer or nominee is indebted to the Corporation.

7)	TRANSACTIONS

The Corporation has not currently nor is currently contemplating, any material transaction which has materially affected or would materially affect the Corporation, with any insider of the Corporation, nor with any associate or affiliate of such insider.

3

8)	ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended December 31, 2024. All of this information, as well as additional information relating to the Corporation is available on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at www.sec.gov and the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may also request copies of the Corporation’s Consolidated Financial Statements and MD&A by contacting the Corporation at:

Nymox Pharmaceutical Corporation

Bay & Deveaux Sts.

2nd Floor, Nassau, The Bahamas

Phone: 800-936-9669

Email: info@nymox.com

9)	APPROVAL BY DIRECTORS

The contents of this Circular and Proxy Form, and the sending of such Circular to the shareholders have been approved by the Board of Directors of the Corporation.

July 30, 2026

Nassau, Bahamas

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Paul Averback MD
Paul Averback MD
CEO & President

4